Leigh Walton

lwalton@bassberry.com

(615) 742-6201

Kevin Douglas

kdouglas@bassberry.com

(615) 742-7767

August 11, 2016

VIA EDGAR CORRESPONDENCE

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 001-15925

Dear Mr. Pacho:

On behalf of Community Health Systems, Inc. (the “Company”), we are writing to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 21, 2016, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Form 10-K”) filed with the Commission on February 17, 2016. The acknowledgements of the Company requested at the end of your letter are attached hereto as Exhibit A.

To facilitate your review, the Staff’s comment is set forth below and is followed by the Company’s response.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation and Significant Accounting Policies

Segment Reporting, page 107

1.	We note you have identified two operating segments. In your Q1 2016 earnings call presentation, you present five hospital divisions led by five division presidents. Please tell us how you determined the five hospital divisions do not represent operating segments under FASB ASC 280-10-50-1. In your response, please provide us with the following information:

•	Provide us with your management organization chart;

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

•	Describe how the hospital operations are divided into five divisions;

•	Identify and describe the role of each of your division presidents;

•	Tell us the title and describe the role of the CODM and each of the individuals reporting to the CODM;

•	Describe to us the operating results regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance;

•	Describe the information regularly provided to the CODM and how frequently it is prepared;

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared;

•	Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings;

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget;

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances;

•	Describe the basis for determining the compensation of the individuals that report to the CODM.

Response:

Background

In accordance with ASC 280-10-50-1, Segment Reporting, the Company operates in two operating segments, represented by total hospital operations (which includes its general acute care hospitals and related healthcare entities that provide inpatient and outpatient healthcare services) and home care agency operations (which provide in-home outpatient care). Only the hospital operations segment meets the criteria as a separate reportable segment. The financial information for the home care agency segment does not meet the quantitative thresholds for a separate identifiable reportable segment and is combined into the Company’s corporate and all other reportable segment.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

In accordance with the guidance in ASC 280-10-50-5, the CODM is the Company’s Chairman of the Board of Directors and Chief Executive Officer. The CODM allocates resources to and assesses performance of the total hospital operations segment, and not to the divisions or individual hospitals. Therefore, neither the divisions nor any individual hospitals are considered operating segments under ASC 280-10-50-1. The divisional structure allows for an effective allocation of the operational oversight of the hospitals and is a means of delegating the workload among management.

To facilitate the review of the Company’s response, each of the Staff’s requests or questions above is addressed individually, as follows:

•	Provide us with your management organization chart.

A copy of our management organization chart is attached as Exhibit B to this response. The chart is reflective of the fact that our organizational structure is functional, with each individual responsible for certain operational functions within the Company reporting directly to the CODM. These functions are based on the various capabilities that are required to manage our operations.

•	Describe how the hospital operations are divided into five divisions.

The Company has historically operated its hospitals through a divisional alignment that is solely intended to most efficiently operate and manage the Company’s hospitals. The 159 hospitals that are currently owned and operated by the Company are organized into five divisions, each consisting of between 31 and 36 hospitals, as shown in the attached Exhibit C. The allocation by division is more focused on evenly distributing the number of hospitals and the necessary management experience than on geographic proximity. As noted on Exhibit C, three of the five divisions cross geographical regions of the country. Additionally, four out of five divisions have oversight of 31 hospitals each. The number of hospitals managed by division is the primary way by which we equitably divide the operational responsibilities to each division but is not the way by which the CODM makes decisions.

We believe we can be most effective by allocating the workload and operational oversight of the Company’s hospitals among management by taking advantage of market-based strategies and specific understanding of state and local regulatory environments. The Company’s divisional structure is primarily a means of delegating the workload among management. The number and size of these divisions has shifted over time based on the number of hospitals owned or changes in the composition of the Company’s hospitals resulting from acquisitions or divestiture transactions. Over the past 8-year period, the Company has realigned its divisions three times, in 2008, 2014 and 2016. In particular, information presented in our Q1 2016 earnings call was made as a result of the realignment of the Company’s hospitals and reduction in the number of divisions from six to five following the recent spin-off of 38 hospitals and Quorum Health Resources, LLC into Quorum Health Corporation, and to indicate that certain

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

management changes had been made. We also note that we have not included any specific discussion in our Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q relative to our divisional alignments because we do not believe such information is meaningful to investors, nor is such information used to allocate resources. The information provided on our Q1 2016 conference call was only to emphasize to investors that we are focused on having appropriate resources and leadership to provide for the operational oversight of our hospitals.

•	Identify and describe the role of each of your division presidents.

The division presidents are each responsible for overseeing the operations of hospitals within their respective division and are supported by financial and operational management at both the local hospital and division level. The division presidents report directly to the Company’s Chief Operating Officer (“COO”). On a weekly basis, the division presidents or their delegates meet with the COO and the Company’s Chief Financial Officer (“CFO”) to discuss operational and financial matters specific to the divisions and individual hospitals. During those meetings, specific operational issues, budget to actual variances, strategic plans and other hospital specific matters are discussed and evaluated.

•	Tell us the title and describe the role of the CODM and each of the individuals reporting to the CODM.

The Company’s chief operating decision maker (“CODM”) is its Chief Executive Officer, Wayne T. Smith. As shown in the attached management organization chart, the individuals who report to Mr. Smith are the CFO, the COO, the Chief Quality Officer (“CQO”), the General Counsel, the Executive Vice President of Operations, the Executive Vice President over Administration, the Corporate Compliance and Privacy Officer, the Senior Vice President of Corporate Communications, Marketing and Public Affairs, the Senior Vice President of Human Resources, and the Senior Vice President overseeing acquisitions and development. The division presidents do not report directly to the CODM.

The CODM is the decision maker for the Company in evaluating operating performance for the hospital operations segment, determining the allocation of resources and concluding on strategic direction. The CEO has ultimate decision-making authority and is ultimately responsible for evaluating the operating results of the hospital segment to assess performance and make resource allocation decisions, as well as to make critical day-to-day operating decisions. The CODM’s direct reports are directly accountable to and maintain regular contact with Mr. Smith to discuss operating activities, financial results, clinical operations, forecasts, or plans for the hospitals as a whole, as well as to inform him on compliance, legal, administrative and other matters. Such discussions frequently and necessarily include discussions regarding individual hospital performance and strategic alternatives, but are not specifically directed at the operations of an individual division.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

•	Describe to us the operating results regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance.

Using the information generated from the monthly operating results reporting package discussed below, as well as information from the weekly meetings with the division presidents, the COO and CFO meet with the CODM on a regular basis, at least weekly, to discuss the overall operating results of the hospital operations segment. The operating results for the total hospital operations segment that are regularly reviewed by the CODM in connection with these regular meetings and as part of this monthly operating results package are financial measures such as net operating revenues, EBITDA, and EBITDA margin, in addition to operational statistics such as admissions and adjusted admissions. The information included in these monthly operating results reports includes subtotals for these financial measures by division, only because these reports are used for multiple purposes by various members of management in addition to the use by the CODM. To avoid unnecessary time and effort, these reports are not recast to exclude the divisional subtotals.

As part of these meetings, the CODM will discuss with the COO and CFO any individual hospitals that are having a significant impact on the overall segment performance, but those reviews are on an as-needed basis to update the CODM on the impact of any strategic plans that are being monitored. In addition, during the review of total hospital operations performance, the CFO and COO will discuss with the CODM the strategic alternatives and projects discussed in other weekly meetings with management.

In addition to its focus on operating results for existing hospitals, the Company also endeavors to further its strategic plans through selective hospital acquisitions and dispositions. One of the CODM’s direct reports oversees the strategic planning and execution for hospital acquisitions and dispositions. The CODM makes decisions on the use of resources for hospital acquisitions and dispositions based on the projected impact to the hospital operations as a whole, and not on the impact on any one division.

•	Describe the information regularly provided to the CODM and how frequently it is prepared.

As noted above, a monthly operating results reporting package is provided to the CODM, which includes a statement of income for each of the Company’s two operating segments, with limited supplemental information provided on net revenue and EBITDA by hospital compared to budget and the prior year. As described above, the listing of hospitals includes subtotals for revenue, EBITDA and EBITDA margin by division. The CODM does not use the divisional information to evaluate the overall results or allocate resources.

Additional information for the total hospital operations segment in this monthly operating results reporting package is provided for operating statistics, such as admissions volume and growth, as well as a summary of increases and decreases in operating expenses in greater detail than on the statement of income. This additional information is for the

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

consolidated operations and is not provided by individual hospital or by division. In the preparation of the monthly operations reporting package, no complete set of financial statements, including a full, discrete statement of income, is prepared at the hospital or division level.

•	Describe the information regularly provided to the Board of Directors and how frequently it is prepared.

Following the end of each quarter, at the next regularly scheduled meeting of the Board of Directors, condensed consolidated financial statements and consolidated statistical information is provided to and reviewed with the members of the Board of Directors. This financial information is compared to both the prior year operating results and to budget.

Once each year, at the regularly scheduled September meeting of the Board, each of the Division Presidents provides the Board of Directors with an update and overview of operations specific to their division. Each of the division presentations follows a standard format, providing information such as an overview of division leadership, the number of hospitals and states in which they operate, June year to date net revenue, EBITDA and EBITDA margin, June year to date operating statistics and operating initiatives, growth strategies, major capital projects and operating risks specific to their division.

Financial performance and statistical data at the divisional level is not otherwise presented to the Board of Directors. Since the divisional level information is only presented once a year it is not considered to be “regularly reviewed” under ASC 280-10-50-1b.

•	Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings and who else attends those meetings.

The CEO has a standing group meeting each week that routinely includes the CFO, COO, CQO, Division Presidents, Senior Vice President of Marketing, and General Counsel. Other guests attend this meeting on an as-needed basis, such as the Chief Information Officer, Corporate Compliance Officer, Chief Purchasing Officer, etc. The purpose of this meeting is to keep the CODM apprised of the hospital operations in order to facilitate his ability to make decisions and allocate resources. In this meeting, there is no significant discussion of divisional results. Following this meeting the COO separately meets with the Division Presidents as a group to discuss implementation and operations at a more detailed level. The CEO also meets with his direct reports individually on an as-needed basis.

The CODM reviews the excerpts from the monthly operating results reporting package for the total hospital segment to prepare for the meetings with the COO and CFO to assess operating performance. These meetings include discussions of the monthly and year-to-date financial results for the total hospital operations segment, and also include a review of the operations and strategic plans to address any operational issues for any

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

specific hospitals on an as-needed basis. As a result, there is frequently a different group of hospitals that is being reviewed in these discussions on a meeting to meeting basis, and none of the same hospitals are reviewed on a regular basis. These meetings also include a discussion of acquisition or divestiture plans that are in process.

•	Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

The Company’s budgeting process is a “top down” budgeting process, under which consolidated net revenue, EBITDA and EPS targets are developed by the CFO with ultimate approval from the CODM based on historical and projected operating performance. After these consolidated targets are determined, the CFO works with the COO to establish target net revenue and EBITDA goals for each of the divisions. These division targets typically represent stretch goals and the sum of the division targets total an amount that is greater than the consolidated budget. Each division president is then responsible for allocating the division level target to the hospitals within that division. The hospitals will ultimately prepare detailed budgets, at the departmental level, that sum to the total of the division goal. Division leadership reviews and approves the hospital level budgets.

With respect to capital spending, a consolidated budget is established for the Company and individual projects are then evaluated and prioritized based upon factors including patient safety, return on investment, market-based competition and availability of funding. Capital allocation is made across the organization on an as-needed basis and is not controlled or limited by the financial performance at the division level. The CODM must approve all individual capital projects that exceed $1 million, giving the CODM sufficient authority over significant capital expenditure made for the total hospital group, regardless of division.

Annually, the consolidated budget is provided to the members of the Board of Directors for their approval.

•	Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

The review of the budget to actual results is primarily between the CODM and the COO and CFO. The level of detail communicated to the CODM primarily centers around review of hospital volumes and the net operating revenue and EBITDA generated for the hospital operations segment, with those amounts provided in the monthly operating results reporting package both on an aggregate basis and for each hospital and division. As noted previously, the division subtotals are provided as these reports are used on a broader basis by the Company’s management and, to avoid duplication of effort, are not recast for one individual’s use. When necessary, specific factors that are impacting significant variances from budget are discussed at the individual hospital level, but not at the divisional level as a whole. Any issues that are identified regarding individual hospitals are communicated back to the division presidents through the COO and CFO.

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

•	Describe the basis for determining the compensation of the individuals that report to the CODM.

None of the individuals who report to the CODM, or the CODM, has any component of his or her annual incentive cash compensation or longer term incentive awards that is based upon the performance of any division. Each of our executives is compensated utilizing a combination of compensation elements, including base salary, annual target incentive cash compensation that is performance-based and tied to the attainment of the Company’s strategic objectives, longer term incentive awards of stock-based compensation and longer range savings and retirement benefits. Each of the individuals reporting to the CODM has, as components of his or her objectives for annual incentive cash compensation, consolidated EBITDA, consolidated EPS from continuing operations, and consolidated net revenues targets, along with additional customized targets determined for each individual. In addition to these objectives, the CFO has a component of his objectives for annual incentive cash compensation that is based on Total Shareholder Return and the COO has a component of his objectives for annual incentive cash compensation that is based on total hospital EBITDA.

* * * * *

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

August 11, 2016

Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter.

Sincerely,

/s/ Leigh Walton
Leigh Walton

and

/s/ Kevin Douglas
Kevin Douglas

cc:	Wayne T. Smith
Community Health Systems, Inc.

W. Larry Cash
Community Health Systems, Inc.

Rachel A. Seifert, Esq.
Community Health Systems, Inc.

Exhibit A

Mr. Carlos Pacho

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Community Health Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 17, 2016
File No. 001-15925

Dear Mr. Pacho:

As requested in your letter, dated July 21, 2016, to Community Health Systems, Inc. (the “Company”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2016, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

COMMUNITY HEALTH SYSTEMS, INC.

By:	/s/ W. Larry Cash
Name:	W. Larry Cash
Title:	President of Financial Services, Chief Financial Officer and Director

Exhibit B

Office of the Chairman and CEO

August 2016

Exhibit C

	# of Hospitals	States
Division 1	31	AL, LA, MS, MO, NC, VA
Division 2	35	AK, AZ, AR, NM, TX, WA
Division 3	31	IN, TN, WV
Division 4	31	NJ, OH, OK, PA
Division 5	31	FL, GA, SC